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SECURITIES AND EXCHANGE COMMISSION 09058823
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~23935~~ 36373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peter R. Mack & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 East 71st Street
(No. and Street)

New York	New York	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter R. Mack (212) 744-3939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED MAR 13 2009 THOMSON REUTERS

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I Peter R. Mack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peter R. Mack & Co., Inc. , as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA V. WHARTON
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN MANHATTAN COUNTY
REG. NO. 01WH6184583
MY COMMISSION EXPIRES 4-7-2012

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

PETER R. MACK & CO., INC.
INVESTMENTS
MEMBER NASD

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

****

19 EAST 71 STREET • STE 3A • NEW YORK, NEW YORK 10021 • VOX: 212 • 744 • 3939 • FAX: 212 • 744 • 8484

Peter R. Mack & Co., Inc.
Statement of Financial Condition
December 31, 2008

Assets

Cash	$	87,407
Deposit with clearing broker		50,000
Receivable from broker-dealer		5,902
Securities owned, at market value		88,396
Loan receivable from stockholder		75,491
Furniture and equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $68,798		751
Other assets		20,714
Total assets	**$**	**328,661**

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable, accrued expenses, and other liabilities	$	16,682
Stockholder's equity		
Common stock, no par value; 200 shares authorized, 10 shares issued and outstanding		35,000
Additional paid-in capital		166,625
Retained earnings		110,354
Total stockholder's equity		311,979
Total liabilities and stockholder's equity	**$**	**328,661**

The accompanying notes are an integral part of this financial statement.

1. General

Peter R. Mack & Co., Inc. (the "Company") is a registered broker-dealer and is subject to regulation by the Securities and Exchange Commission and the Financial Industry Regulation Authority.

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement.

2. Summary of Significant Accounting Policies

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Securities Owned

Securities owned are carried at quoted market values and the resulting difference between cost and market is included in income.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets, ranging from five to seven years. Leasehold improvements are amortized over the shorter of the asset life or the lease life.

Income Taxes

The Company has elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Company is not subject to Federal income tax. The stockholder is required to report separately his distributive share of the Company's income or loss to Federal and state tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes, and, accordingly, the Company pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

The Company elects to defer the application of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48") in accordance with FASB Staff Position No. FIN 48-3. FASB Staff Position No. FIN 48-3 defers the effective date of FIN 48 to annual financial statements for fiscal years beginning after December 15, 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Fair Value Measurements of Securities Owned

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*, as of January 1, 2008 which expands disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, Level 1 of which is explained below:

Level 1 Quoted prices are available in active markets for identical investments as of the reporting date. Investments included in this category include listed equities and listed derivatives. As required by SFAS No. 157, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale could reasonably impact the quoted price.

The following table summarizes the valuation of the Company's investments by the SFAS No. 157 fair value hierarchy as described above as of December 31, 2008:

Description	Total	Level 1
Corporate Stocks	$ 18,130	$ 18,130
Money Market Securities	70,266	70,266
Total	$ 88,396	$ 88,396

4. Receivable from Broker-Dealer

Receivable from broker-dealer is a result of the Company's normal securities transactions.

5. Loans Receivable, Stockholder

The Company has made advances to its sole shareholder/officer totaling $75,491. The advances are non-interest bearing and due on demand.

6. Lease

In February 2009, the Company signed a new lease agreement, expiring February 2010, for its office space for an additional year.

Future annual minimum rental payments are as follows:

Year Ended December 31,	Amount
2009	$ 78,000
2010 (2 months)	13,000
	$ 91,000

7. Clearing Agreement

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. The Company is required to maintain balances of not less than $50,000 with the clearing broker.

8. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum defined net capital of the greater of $5,000, or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2008, the Company had net capital, as defined, of $210,410, which exceeded the required minimum net capital of $5,000 by $205,410. Aggregate indebtedness at December 31, 2008 was $16,682. The ratio of aggregate indebtedness to net capital was 0.08 to 1.

9. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company transacts its business with customers located throughout the United States.

* *

The Company's Statement of Financial Condition as of December 31, 2008 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

Independent Auditors' Report

To the Board of Directors
Peter R. Mack & Co., Inc.

We have audited the accompanying statement of financial condition of Peter R. Mack & Co., Inc. (the "Company") as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Peter R. Mack & Co., Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, NY
February 24, 2009

END